Mail Stop 4561

November 1, 2007

Mr. Fernando Scherrer
Executive Vice President and Chief Financial Officer
First BanCorp
1519 Ponce de Leon Avenue, Stop 23
Santurce, Puerto Rico 00908

      Re: **First BanCorp**
               Form 10-K for the Fiscal Year Ended December 31, 2006
               File No. 001-14793

Dear Mr. Sherrer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      John P. Nolan
      Accounting Branch Chief